U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                    SEC FILE NUMBER   1-11140
                                                    CUSIP NUMBER
                                   FORM 12b-25


        NOTIFICATION OF LATE FILING

            (Check One:)



|X| Form 10-K and 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q and 10-QSB |_| Form N-SAR

        For Period Ended:  August 31, 1998 [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant                           Ophthalmic Imaging Systems
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Former Name if Applicable
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Address of Principal Executive Office                221 Lathrop Way, Suite I
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City, State and Zip Code                         Sacramento, California 95815
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PART II -- RULES 12b - 25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     On February 25, 1998, The Company entered into a Stock Purchase Agreement with Premier Laser Systems, Inc., a California corporation ("Premier"), pursuant to which, among other things: (i) Premier agreed to commence a tender offer ("Tender Offer") to acquire all shares of the Company's common stock not held by Premier or its affiliates in exchange for a combination of cash and Premier securities; and (ii) the Company agreed to recommend that shareholders tender their shares of the Company's common stock in the Tender Offer and not to solicit any competing acquisition proposals. In August 1998, Premier notified the Company that Premier would be unable to consummate the transactions contemplated under the Stock Purchase Agreement.
     As previously disclosed, because of certain conflicts with Premier and the status of the Company as a subsidiary of Premier, the Company's prior accountants terminated their relationship with the Company on August 21, 1998 (10 days prior to the end of the period). Newly hired accountants have had to undertake an initial audit of the Company on short notice and to seek resolution of complex accounting issues resulting from the above referenced aborted transaction (see attached letter from accountants dated November 25, 1998).

     As a result of the foregoing change of accountants, together with the impact of an anticipated reorganization with Premier pending completion of the transaction, the subsequent collapse of the transaction with Premier and the limited resources and staff of the Company maintained in contemplation of the collapsed transaction, without unreasonable effort or expense, the Company has been unable to complete the information required for inclusion in the currently due report on Form 10-KSB as it has in prior periods and requires the time allowed under Rule 12b-25 to complete the report.

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PART IV -- OTHER INFORMATION
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        (1) Name and  telephone  number of person to  contact  in regard to this notification.

 Steven Lagorio                                   (916)           646-2020
(Name)                                         (Area Code)   (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                       |X| Yes               |_| No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                       |X| Yes               | | No

     The  Company  will  be  reporting   significantly   increased  general  and
administrative expenses in 1998 versus 1997, due, in large measure, to substantial investment banking, legal, and other professional fees and other expenses incurred in connection with the collapsed transaction with Premier.

                           Ophthalmic Imaging Systems
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 30, 1998                     By:/s/ STEVEN VERDOONER
        ------------------------------           ------------------------------
                                                 Steven Verdooner,
                                                 Chief Financial Officer and
                                                 Chief Executive Officer




                                Perry-Smith & Co.
                          Certified Public Accountants
                          400 Capitol Mall, Suite 1200
                              Sacramento, CA 95814


                                            November 25, 1998


Mr. Steven C. Lagorio
Director of Finance
Ophthalmic Imaging Systems
221 Lathrop Way, Suite I
Sacramento, California 95815

Dear Steve:

        In connection with our engagement to audit the Company's financial statements for the year ended August 31, 1998, we have been unable to obtain certain evidential matter. The significance of the evidential matter is such that we are unable to complete our audit procedures at this time.

          Specifically, we have been unable to confirm with Premier Laser Systems, Inc. (Premier):

        o The amount and repayment terms for the advances made to the Company;

        o Premier's confirmation that $500,000 of the amount advanced to the Company is to be set off against a $500,000 termination fee due to the Company from Premier (as defined in the Stock Purchase Agreement).

        The Company has recorded approximately $963,000 payable to Premier. However, absent their written confirmation as to the repayment terms, we believe the notes payable must be recorded in the Company's financial statements as a current liability.

        We understand that Management of the Company is actively negotiating with Premier to finalize the terms of repayment. Upon receipt of Premier's confirmation, we will promptly complete our audit and issue our report. Filing an extension with the SEC for the Form 10K may provide the additional time require to complete our procedures. Please call me at 441-1000 if you have any questions.

                                            Very truly yours,


                                         /s/ TOM PERRY-SMITH
                                            -------------------
                                            Tom Perry-Smith
                                            Partner